UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

Proto Labs, Inc.
(Exact Name of Registrant as Specified in its Charter)

Minnesota	001-35435	41-1939628
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5540 Pioneer Creek Drive Maple Plain, Minnesota	55359
(Address of principal executive offices)	(Zip Code)

Daniel Schumacher (763) 479-3680
(Name and telephone number, including area code of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
Proto Labs, Inc. (the “Company” or “our”) has filed a Conflict Minerals Report for the reporting period from January 1, 2024 to December 31, 2024 (the “2024 Conflict Minerals Report”), which is referenced in Item 1.02 below, filed as an exhibit to this Form SD and also publicly available on our website at www.protolabs.com in the "Investors" section (under the "About Us" caption) at the "Governance Documents" section (under the "Governance" caption). The content of any referenced website is not incorporated by reference into and should not be considered part of this Form SD.

Item 1.02.	Exhibit
A copy of the Company’s 2024 Conflict Minerals Report is filed as Exhibit 1.01 attached to this Form SD.
Section 2 - Resource Extraction Issuer Disclosure

Item 2.01.	Resource Extraction Issuer Disclosure Report
Not applicable.
Section 3 - Exhibits

Item 3.01.	Exhibits

Exhibit	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Proto Labs, Inc.

Date:	May 29, 2025	By:	/s/ Daniel Schumacher
Daniel Schumacher
Chief Financial Officer